Exhibit (a)(1)(G)

FORM OF CONFIRMATION OF WITHDRAWAL

To:
From:	cphillips@tenonmed.com
Date:
Subject:	Acknowledgment of Receipt of Notice of Withdrawal of Election Form

This message confirms that Tenon Medical, Inc. has received your Notice of Withdrawal of Election Form (“Notice of Withdrawal”). This confirmation should not, however, be construed to imply that the Notice of Withdrawal or any other documents that you have submitted have been properly completed.

If your Notice of Withdrawal is properly completed and signed and timely delivered to us, you will have revoked your election submitted to us in your previous election form, solely with respect to the Eligible Options selected in your Notice of Withdrawal. You may elect later to exchange the withdrawn Eligible Option grants again by notifying Colleen Phillips at cphillips@tenonmed.com and requesting a new Election Form be sent to you via DocuSign and completing the Election Form via DocuSign so that we receive it before 11:59 p.m. Eastern Time, on May 6, 2024 (or such later date as may apply if the Offer is extended), by email (by PDF or similar imaged document file) delivered to: cphillips@tenonmed.com.

You should direct questions about the Option Exchange or requests for assistance (including requests for additional or paper copies of the Option Exchange, election form or any other documents relating to the Option Exchange) by email to svandick@tenonmed.com.

Capitalized terms used but not otherwise defined in this email shall have the meaning set forth in the Offer to Exchange Certain Outstanding Options for Restricted Stock Units attached as an exhibit to the Tender Offer Statement on Schedule TO filed by Tenon Medical with the U.S. Securities and Exchange Commission on April 8, 2024.